Mail Stop 4561

January 24, 2008

Via U.S. Mail and Facsimile 864.239.5824

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors 4
55 Beattie Place
PO Box 1089
Greenville, SC 29602

>   **Re: National Property Investors 4**
>   **Form 10-KSB for the fiscal year ended December 31, 2006**
>   **Filed March 23, 2007**
>   **File No. 000-10412**

Dear Mr. Waters:

We have reviewed your response letter dated January 14, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

General

1.   Your response dated January 14, 2008 seems to indicate that you will only include the managing general partner's audited balance sheet if the managing general partner, as opposed to AIMCO Properties, L.P. ("AIMCO"), has a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership. If the managing general partner has such a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, but does not have the ability to do so and therefore AIMCO has been providing the funding, the audited balance sheet of the managing general partner should be included in the Form 10-KSB and disclosure should be made explaining why AIMCO, rather than the managing general partner, is providing the funding to the Partnership. If the managing partner does not have a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance to the Partnership, then a statement to that effect should be disclosed in the filing.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding the comment on the financial statements and related matters.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant